Filed by Affiliated Computer Services, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Affiliated Computer Services, Inc.
Commission File No.: 1-12665

Answers to the 10 Most Frequently Asked Questions About the Pending Xerox Acquisition of ACS

(Not in order of importance; numbers are only for reference)

1.	Why did Xerox decide to purchase ACS?

•	We believe the acquisition will:
–	Provide distinct competitive advantages
–	Enhance our financial profile
–	Provide significant growth opportunities (through new offerings, global expansion and cross-selling)

•	Additionally:
–	The strategic context in which we operate has evolved significantly over the past several years
–	Xerox studied all BPO opportunities and believed ACS was the best fit for Xerox
–	There is a need, confirmed by what customers are saying, for a new type of solutions provider to offer a broader range of services to customers
–	We believe the general trend toward outsourcing, particularly in the current economic environment, will accelerate as companies strive to cut costs and streamline operations
–
Xerox has built a successful business as the industry’s leader for document technology and services. Xerox has been modestly participating in the related business process outsourcing market, which is often dependent on document management, especially automating paper-based work processes. Through their strategic initiatives, it became clear that this is a growth market most aligned with our base business and most critical to our long-term growth opportunities.

–
ACS has successfully built its $6.5 billion business by developing BPO offerings that automate document-intensive work processes and seamlessly connect paper and digital data. As the lines blur between core document management and document-intensive BPO, our companies identified an opportunity to combine our strengths and create the leading global enterprise for comprehensive document and business process management.

–	The combination of our two companies will create a global leader in providing next-generation solutions:
º	Combining best-in-class BPO and document technology platforms
º	Extending Xerox Services offering and providing instant scale in BPO
–	This combination, and the resulting services offering it will enable, will provide dramatically enhanced value for our customers, employees, partners, and shareholders

2.	What are the terms of the acquisition?

•
Xerox and ACS have signed a definitive agreement for Xerox to acquire ACS in a cash and stock transaction valued at $63.11 per share, or $6.4 billion, as of the closing price of Xerox stock on Sept. 25. ACS shareholders will receive a total of $18.60 per share in cash plus 4.935 Xerox shares for each ACS share they own. In addition, Xerox will assume ACS’ debt of $2 billion and issue $300 million of convertible preferred stock to ACS’ Class B shareholder.

3.	How will ACS operate as part of Xerox?

•
ACS will be an independently-run Xerox organization and will serve as Xerox’s core BPO business.  It will operate as ACS, a Xerox Company, led by current ACS CEO Lynn Blodgett, who will report to Xerox CEO Ursula Burns.

4.	What synergies will result from the Xerox acquisition of ACS?

•
    Revenue growth synergies: We will achieve significant incremental revenue growth by leveraging Xerox’s strong global brand and established client relationships to scale ACS’ business in Europe, Asia and South America. In addition, Xerox will integrate its intellectual property with ACS’ services to create new solutions for end-to-end support of customers’ work processes.

•
    Cost reduction synergies: Xerox expects to achieve annualized cost synergies that will increase to the range of $300 million to $400 million in the first three years following the close of the transaction. The synergies are primarily based on expense reductions related to public company costs, procurement and using ACS’ expertise in back-office operations to handle some of Xerox’s internal functions.

5.	Will people on either side lose their jobs as you look to meld together overlapping functions? How will the Dallas market be affected by the transaction? Will there be relocations?

•
    It’s premature to speculate on job reductions.  We will capture cost savings over time as we combine the companies, especially in areas like eliminating duplicate public company costs and by taking advantage of our stronger purchasing power.  We will also evaluate if/how ACS’ expertise in back-office operations can help improve our efficiency in these areas.

•
    In identifying cost reduction opportunities, however, Xerox and ACS will be diligent to minimize the disruption of the business; We have built a strong foundation for future success and we intend to preserve that foundation as we look to maximize return on investment

6.	Will you adjust compensation so there is equity between ACS and Xerox people?

•	Your pay will not change as a result of the acquisition and will continue uninterrupted with ACS

7.	Will Xerox recognize ACS seniority?

•	Yes. Xerox will recognize time with ACS as applicable to benefits and other policies

8.	What do I tell clients if they ask me questions?

•	You should feel free to share with them the information in the press release. Reassure them that there is no change to the way we provide services or support.
•	Please refer to your manager for further information and guidance.

9.	How should I respond to a Xerox employee who wishes to speak to me, an ACS colleague, or wants information about ACS?

•	Please instruct all inquiring Xerox employees to contact joe.m.barrett@acs-inc.com. Or you can refer them to the ACS website for information.

10.	What will happen between now and when the deal closes?

•	There will be no changes made from now until the deal closes. Both ACS and Xerox will continue to operate business as usual.
•
    The majority of the work between the announcement and closing of the deal will consist of obtaining the necessary domestic and foreign regulatory approvals as well as approval from ACS and Xerox shareholders.

•	The transaction is subject to customary closing conditions, including domestic and foreign regulatory approvals, as well as the approval of shareholders. It is expected to close in early 2010.

Forward-Looking Statements

This document contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially.  These factors include but are not limited to: the unprecedented volatility in the global economy; the risk that the future business operations of the Company will not be successful; the risk that we will not realize all of the anticipated benefits from our transaction with Xerox; the risk that customer retention and revenue expansion goals for the Xerox transaction will not be met and that disruptions from the Xerox transaction will harm relationships with customers, employees and suppliers; the risk that unexpected costs will be incurred; the outcome of litigation (including with respect to the Xerox transaction) and regulatory proceedings to which we may be a party; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; development of new products and services; interest rates and cost of borrowing; our ability to protect our intellectual property rights; our ability to maintain and improve cost efficiency of operations, including savings from restructuring actions; changes in foreign currency exchange rates; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which we do business; reliance on third parties for manufacturing of products and provision of services; and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of our 2009 Annual Report on Form 10-K and Xerox’s 2008 Annual Report on Form 10-K and Quarterly Report on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009 filed with the Securities and Exchange Commission. The Company assumes no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.

Additional Information

The proposed merger transaction involving the Company and Xerox will be submitted to the respective stockholders of the Company and Xerox for their consideration.  In connection with the proposed merger, the Company will file a joint proxy statement with the SEC (which such joint proxy statement will form a prospectus of a registration statement on Form S-4 that will be filed by Xerox with the SEC).  The Company and Xerox will each mail the joint proxy statement/prospectus to its stockholders.  The Company and Xerox urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information.  You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about the Company and Xerox, without charge, at the SEC’s Internet site (http://www.sec.gov).  Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, when available, without charge, from the Company’s website, www.acs-inc.com, under the heading “Investor Relations” and then under the heading “SEC Filings”.  You may also obtain these documents, without charge, from Xerox’s website, www.xerox.com, under the tab “Investor Relations” and then under the heading “SEC Filings”.

The Company, Xerox and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of the Company and Xerox in favor of the merger.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of the Company and Xerox in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.  You can find information about the Company’s executive officers and directors in its definitive proxy statement filed with the SEC on April 14, 2009.  You can find information about Xerox’s executive officers and directors in its definitive proxy statement filed with the SEC on April 6, 2009.  You can obtain free copies of these documents from the Company and Xerox websites using the contact information above.